

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 10, 2006

Via U.S. mail and facsimile

Mr. Dwaine Reese
Chief Executive Officer
Enerteck Corporation
10701 Corporate Drive, Suite 150
Stafford, TX 77477

> **Re:** **Enerteck Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed July 3, 2006**
> **File No. 333-133651**
>
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed April 13, 2006**
> **File No. 000-31981**
>
> **Form 10-QSB for the fiscal quarter ended March 31, 2006**
> **Filed May 12, 2006**
> **File No. 000-31981**

Dear Mr. Reese:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Available Information, page 34

1. We read your response to comment 11 of our letter dated May 16, 2006 and we reissue this comment. In this regard, we note that a summary by its nature is not complete. Your language suggests that you may not have summarized all of the material provisions of the contracts, agreements, and other documents.

Financial Statements, page F-1

2. We note your response to comment 13 of our letter dated May 16, 2006 and
    have the following additional comments:

    - Please amend your Form SB-2 to disclose further details regarding the
      remaining $7,168,900 of non-cash compensation expense that you
      recognized. In this regard, please disclose the number of shares issued,
      the amount of expense recognized, and the type of services provided. In
      particular, please clarify the type of services provided by the founding
      shareholders.

    - Please confirm to us that the shares were issued in exchange for services
      provided in the past. If not, to the extent that services will be provided in
      the future, please amend your Form SB-2 to defer a pro rata portion of
      these expenses until the services are provided in the future, if material.

    - Please amend your Form SB-2 to disclose the nature of the services that
      BATL Bioenergy provided in exchange for the warrants.

    - In note 1, you continue to state that you issued warrants to Antheneum
      Capital for past and future consulting services. Consistent with your
      response, please clarify your disclosures to indicate that the warrants were
      issued only for past services.

3. We note your response to comment 14 of our letter dated May 16, 2006. Please
    be advised that you are required to include the financials statements of probable
    acquisitions that are significant at the 50% level or greater, pursuant to Item
    310(c) of Regulation S-B, as well as pro forma financial information, pursuant
    to Rule 310(d) of Regulation S-B. Accordingly, please tell us more about the
    status of negotiations with the owners of RubyCat for the purchase of EnerBurn
    technology and associated assets, including the likelihood of such acquisition.
    Please also tell us, in detail, why you do not believe that the Enerburn
    technology and associated assets represent a "business," as we assume that the
    nature of the revenue-producing activity of the component will remain generally
    the same as before the transaction. Please refer to the definition of "business" in
    Rule 11-01(d) of Regulation S-X. In addition, please provide us with the
    calculations supporting your significance tests.

4. We have reviewed your response to comment 19 of our letter dated May 16,
    2006. You state that Other Income primarily relates to interest income. Please
    tell us the amount of interest income you recognized for the quarter ended
    March 31, 2006. Please clarify how you generated this interest income, as we

note that you do not appear to have any investments, other than cash, on your balance sheet. Please also tell us the nature and amount of the remainder of the $56,453 of Other Income. In addition, please ensure that you include this information in your amended Form SB-2, as well as your next Form 10-Q.

Exhibit 5.1

5. We note the opinion in the third paragraph that the registered shares, when sold, will be legally issued, fully paid and nonassessable. Counsel should not qualify its opinion with the statement "when sold" because the registered shares should be legally issued, fully paid and nonassessable prior to their resale by the selling stockholders. In this regard, we note the following:

   - 2,460,000 of the registered shares are currently issued and outstanding and are being registered for resale. As such, counsel should be able to opine as to whether these shares "are" legally issued, fully paid and nonassessable.

   - 4,426,650 of the registered shares are currently issuable upon the exercise of warrants. As such, counsel should be able to opine as to whether these shares, when issued in accordance with the terms of their related warrants, "will be" legally issued, fully paid and nonassessable.

   In neither case is the determination dependent on when the registered shares are sold. Please have counsel revise its opinion accordingly.

Form 10-KSB for the fiscal year ended December 31, 2005
Form 10-QSB for the fiscal quarter ended March 31, 2006

6. We read your response to comment 17 of our letter dated May 16, 2006 and we reissue this comment with respect to the third bullet point and the last paragraph of this comment. In this regard, we note that the revised disclosure in the Form 10-KSB and Form 10-QSB does not appear to conform to the definition in Rule 13a-15(e) under the Exchange Act.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. David M. Kaye, Esq.
       Danzig Kaye Cooper Fiore & Kay, LLP
       30A Vreeland Road, Suite 230
       Florham Park, NJ 07932